UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 29, 2024

FIRST NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation)	1-38874 (Commission File Number)	54-1232965 (IRS Employer Identification No.)

112 West King Street Strasburg, Virginia (Address of principal executive offices)	22657 (Zip Code)

(540) 465-9121

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.25 per share	FXNC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07          Submission of Matters to a Vote of Security Holders.

First National Corporation (“First National”) held a special meeting of its shareholders in virtual format on Thursday, August 29, 2024, at 10:00 a.m. related to the proposed merger (the “Merger”) of Touchstone Bankshares, Inc. (“Touchstone”) with and into First National. Of the 6,280,406 shares of First National’s common stock outstanding and entitled to vote at the special meeting, there were present, in person or by proxy, 5,686,231 shares, representing approximately 91% of the total outstanding shares. At the special meeting, First National shareholders voted on three proposals, as described in the prospectus and joint proxy statement of First National and Touchstone dated July 8, 2024, and cast their votes as described below.

Proposal 1 - The Agreement and Plan of Merger Proposal

First National’s shareholders approved the merger agreement, pursuant to which Touchstone will merge with and into First National, and the transactions contemplated by the merger agreement, including the issuance of shares of First National common stock in the Merger. The following is a tabulation of the voting results:

For	Against	Abstain	Broker Non-Votes
5,188,365	484,351	13,515	0

Proposal 2 - The Amendment of First National’s Articles of Incorporation Proposal

First National’s shareholders approved an amendment to the Articles of Incorporation of First National to increase the number of authorized common shares from 8,000,000 to 16,000,000. The following is a tabulation of the voting results:

For	Against	Abstain	Broker Non-Votes
5,477,561	192,467	16,203	0

Proposal 3 - The Adjournment Proposal

First National’s shareholders approved a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies in favor of Proposal 1 or Proposal 2. The adjournment of the special meeting was not necessary because First National’s shareholders approved Proposal 1 and Proposal 2. The following is a tabulation of the voting results:

For	Against	Abstain	Broker Non-Votes
5,426,457	246,201	13,573	0

Item 8.01         Other Events.

On September 3, 2024, First National and Touchstone issued a joint press release announcing that each company’s shareholders, at separate meetings, approved the Merger. The joint press release announcing these shareholder approvals is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01         Financial Statements and Exhibits.

(d)          Exhibits. See Exhibit Index Below.

Exhibit No.         Description

99.1	Joint Press Release dated September 3, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST NATIONAL CORPORATION

Date: September 3, 2024	By:	/s/ M. Shane Bell
M. Shane Bell
Executive Vice President and Chief Financial Officer